

06006107

SEC__ ___ ___ __ _OMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123

Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2006

SEC FILE NUMBER

8- 41411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Access, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

1420 - 5th Avenue, Suite 1775
                         (No. and Street)

Seattle,	Washington	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon L. Chanen   (206) 386-5656
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & Associates, P.S.
               (Name — if individual, state last, first, middle name)

600 University St., Suite 2828   Seattle, WA 98101

(Address)	(City)	(State)	Zip Code)

PROCESSED
APR 2 6 2006
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ Gordon L. Chanen _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Capital Access, Ltd. _____, as of _____ December 31 ____, __2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL ACCESS, LTD.

Table of Contents

WATSON & McDONELL, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WASHINGTON 98101-3301

Independent Auditors' Report

The Board of Directors
Capital Access, Ltd.
Seattle, Washington

We have audited the accompanying statement of financial condition of Capital Access, Ltd. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Access, Ltd. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson & McDonell, PLLC

February 21, 2006

CAPITAL ACCESS, LTD.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 118,926
Receivable from parent	5,000
Prepaid expenses	5,504
Deferred tax asset, net of valuation allowance of $25,116	26,966
	$ 156,396

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable - related party	$ 2,056
Commissions payable	50,410
Accrued expenses	7,266
	59,732
Stockholder's equity:	
Common stock, no par value, 10,000 shares authorized and outstanding	10,000
Additional paid-in capital	310,058
Accumulated deficit	(223,394)
	96,664
	$ 156,396

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Income
For the Year Ended December 31, 2005

Revenues:	
Commissions and services	$ 528,015
Interest	22
	528,037
Expenses:	
Commissions and consulting - other	378,136
Commissions and consulting - related party	76,145
Management and support services - related party	45,336
Occupancy - related party	21,977
Other expenses	6,472
Professional fees	13,000
Regulatory fees and expenses	9,307
Supplies - related party	5,735
Taxes	10,302
Travel and entertainment - related party	7,853
	574,263
Income (loss) before income tax benefit	(46,226)
Income tax benefit - current	6,522
Net income (loss)	$ (39,704)

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at January 1, 2005	$ 10,000	$ 211,700	$ (183,690)	$ 38,010
Contributions		98,358		98,358
Net income (loss)			(39,704)	(39,704)
Balances at December 31, 2005	$ 10,000	$ 310,058	$ (223,394)	$ 96,664

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income (loss)	$ (39,704)
Adjustments to reconcile net income to net cash	
provided (used) by operating activities:	
Income tax expense (benefit)	(6,522)
(Increase) decrease in operating assets:	
Accounts receivable	10,000
Receivable from parent	(5,000)
Prepaid expenses	(415)
Increase (decrease) in operating liabilities:	
Accounts payable	(3,052)
Commissions payable	50,410
Taxes payable	467
Net cash provided (used) by operating activities	6,184
Cash flows from financing activities:	
Proceeds from additional paid-in capital	98,358
Net cash provided (used) by financing activities	98,358
Net increase (decrease) in cash	104,542
Cash and cash equivalents, beginning of year	14,384
Cash and cash equivalents, end of year	$ 118,926

The accompanying notes should be read with these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business
Capital Access, Ltd. (the Company) is a Washington corporation that is a wholly-owned subsidiary of Capital Access, LLC (the Parent). The Company is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. The Company is engaged in a single line of business as a securities broker-dealer, providing private placements of fixed income and municipal securities. The Company is registered as a broker dealer in thirteen states and has one office located in Seattle, Washington.

The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Federal income taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future.

The deferred tax asset is reflected at income tax rates applicable to the period in which it is expected to be realized: $6,522 results from the current year's net operating loss that expires in the year 2025; $25,116 results from the 2004 net operating loss that expires in the year 2024; $17,364 results from the 2003 net operating loss which expires in 2023; and $3,080 results from the 2002 net operating loss which expires in 2022. The asset is offset by a valuation allowance of $25,116.

Cash equivalents
The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Fair value of financial instruments
The carrying values of cash, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values because of the short maturity of these financial instruments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CONCENTRATIONS

The Company maintains cash balances at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company's uninsured balances totaled $29,426.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $63,233, which was $58,233 in excess of its required net capital of $5,000, and had an aggregate indebtedness to net capital ratio of 0.930 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

NOTE 4 - RELATED PARTY TRANSACTIONS

One of the registered representatives who generates revenue for the Company is also the managing member of the Parent. The Parent charges the Company monthly for rent, management services, utilities, supplies, and other expenses. In 2005, these totaled $80,901. Accounts payable as of December 31, 2005, were comprised entirely of such expenses.

In addition, the Company paid sales commissions and consulting fees of $67,420 to the Parent and $8,725 to the managing member.

CAPITAL ACCESS, LTD.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 96,664
Non-allowable assets:	
Prepaid expenses	(5,504)
Deferred tax asset	(26,966)
Net capital	$ 64,194

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	$ 59,732

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3,982
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital surplus (deficit)	$ 59,194
Excess net capital at 1000%	$ 58,221
Ratio: Aggregate indebtedness to net capital	0.930 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$ 49,636
Audit adjustment to reduce commissions payable	10,000
Audit adjustment to reduce accrued expenses	1,058
Offsetting of prepayment against related account payable	3,500
Net capital per above	$ 64,194

WATSON & McDONELL, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WASHINGTON 98101-3301

Independent Auditors' Report on Internal
Control Structure Required by Rule 17a-5
of the Securities and Exchange Commission

The Board of Directors
Capital Access, Ltd.
Seattle, Washington

In planning and performing our audit of the financial statements of Capital Access, Ltd. (the Company), for the year ended December 31, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-9-

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities and their operation that we consider to be a material weakness as defined above. This was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Capital Access, Ltd., for the year ended December 31, 2005, and this report does not affect our report thereon dated February 21, 2006.

> One of the basic elements of a satisfactory system of internal control is appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watson & McDonell, PLLC

Watson & McDonell, PLLC
Seattle, Washington
February 21, 2006

CAPITAL ACCESS, LTD.
Financial Statements for the Year Ended
December 31, 2005
and Independent Auditors' Report